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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                  Commission File No. 333-107620

                                                               WWW.SRTELECOM.COM

                                                            (LOGO OF SR TELECOM)

NEWS RELEASE

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For more information:

David Adams (Vice-President, Finance and CFO)          Paul Goyette (Director, Communications)
(514) 335-4035                                         (514) 335-2429 x 4361
Email: david_adams@srtelecom.com                       Email: paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
Email: brian@maisonbrison.com

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             SR TELECOM INC. PROVIDES SECOND QUARTER RESULTS UPDATE

-    DATE SET FOR SECOND QUARTER 2003 RESULTS RELEASE AND CONFERENCE CALL

-    Q2 REVENUE EXPECTED TO BE SLIGHTLY ABOVE Q1, IMPROVED RESULTS

- 2003 REVENUE EXPECTATION MAY BE IMPACTED BY DELAYS IN CLOSING SIGNIFICANT NEW ORDERS

- F-4 REGISTRATION STATEMENT DECLARED EFFECTIVE BY UNITED STATES SECURITIES AND EXCHANGE COMMISSION

-    NETRO SHAREHOLDERS TO VOTE ON MERGER WITH SR TELECOM ON AUGUST 27

MONTREAL, AUGUST 8, 2003 -- SR Telecom(TM) Inc. (TSX: SRX) today said it will release second quarter 2003 earnings on Friday, August 29, 2003. Revenue for the second quarter is expected to be slightly above first quarter results. As previously announced, revenue for the first half of 2003 remains lower than in the comparable period of 2002, mainly due to the impact of the war in Iraq on its customers in the Middle East region. The Company also expects to report lower losses in the second quarter than those experienced in the first quarter of this year.

The Company also stated that delays in closing a number of significant new orders may prevent it from achieving its previously stated revenue target of meeting 2002 revenue levels. However, the Company continues to believe that its backlog will improve over the coming quarters in light of the increased level of bidding activity in its traditional markets.

Further details will be provided by management during the Company's Q2 conference call on August 29th at 10:00 a.m.

The Company also announced that its registration statement on Form F-4 concerning the definitive agreement to acquire Netro Corporation (NASDAQ: NTRO) has been declared effective by the United States Securities and Exchange Commission and that a proxy statement/prospectus related to the proposed acquisition is being mailed to Netro shareholders of record as of July 31, 2003. Completion of the transaction requires that a majority of Netro shares outstanding be voted in favor of the transaction at a special meeting of Netro shareholders, which is scheduled for August 27, 2003 in San Jose, California. The transaction is expected to be completed shortly after shareholder approval. The board of directors of Netro Corp. has determined unanimously that the merger is in the best interests of Netro shareholders, and has recommended that Netro shareholders approve the merger.

Under the terms of the merger agreement, announced on March 27, 2003, Netro shareholders will receive total consideration that will be comprised of a dividend payout of US$100 million paid by Netro immediately prior to the closing, and the issuance by SR Telecom of 41.5 million SR Telecom common shares, as adjusted to reflect the previously announced reverse stock split.

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SR TELECOM INC. PROVIDES SECOND QUARTER RESULTS UPDATE

Upon completion of the transaction, SR Telecom will be one of the world's premiere providers of fixed wireless access solutions with a global client base and distribution network, industry-leading turnkey solutions capabilities and the broadest portfolio of fixed wireless access products to extend the reach of carrier-class networks. SR Telecom will serve customers from 24 offices in 18 countries, including the United States, Canada, Mexico, Brazil, France, Germany, Saudi Arabia, China, the Philippines, Indonesia, Thailand, and Australia.

Under the merger agreement, completion of the transaction is subject to customary conditions and government approval. The Federal Trade Commission (FTC) granted early termination of the waiting period for pre-merger notification under the US Hart-Scott-Rodino Antitrust Improvements Act.

Any outstanding options to purchase common shares of Netro not exercised prior to the closing of the merger will be terminated.

ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and Netro have filed a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro has mailed the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about SR Telecom, Netro and the acquisition. Investors and security holders may obtain free copies of these documents, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, are described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2002. All other trademarks are property of their owners.